COMMENTS RECEIVED ON NOVEMBER 3, 2009

FROM CHRISTIAN SANDOE

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Asset Manager 20%
Fidelity Asset Manager 30%
Fidelity Asset Manager 40%
Fidelity Asset Manager 50%
Fidelity Asset Manager 60%
Fidelity Asset Manager 70%
Fidelity Asset Manager 85%
Fidelity Series Broad Market Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 96

FIDELITY DESTINY PORTFOLIOS (File Nos. 002-34099 and 811-01796)

Fidelity Advisor Capital Development Fund
Fidelity Advisor Diversified Stock Fund

POST-EFFECTIVE AMENDMENT NO. 80

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Strategic Real Return Fund

POST-EFFECTIVE AMENDMENT NO. 127

1. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, and Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"In this prospectus, the term "shares" (as it relates to the fund) means Fidelity [Asset Manager __%/Strategic Real Return] shares, the class of shares of the fund offered through this prospectus."

C: The Staff requests that this disclosure be deleted as it is neither required nor permitted by Form N-1A.

R: We propose to retain this disclosure in its current location. We believe this disclosure is important in light of our fund and class naming conventions, which can be confusing without additional explanation. We note that we were careful to locate this disclosure before the start of the Item 2 disclosure for each fund.

2. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, and Fidelity Asset Manager 40%

"Fund Summary" (prospectuses)

"Investment Objective"

(Sample from Asset Manager 20%)
"The fund seeks a high level of current income by allocating its assets among stocks, bonds, short-term instruments and other investments. The fund also considers the potential for capital appreciation (may be changed without shareholder vote)."

C: The Staff would like the underlined portion of the disclosure to be deleted as it is neither required nor permitted under Item 2 of Form N-1A.

R: We will make the requested change.

3. All funds

"Fund Summary" (prospectuses)

"Fee Table"

"The following table describes the fees and expenses that may be incurred when you buy, hold, or sell shares of the fund."

C: The Staff requests that "or sell" be deleted for funds without a redemption fee.

R: We will make the requested change for any fund that does not have a redemption fee or deferred sales charge on any of its classes.

4. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 20%)
"The following table describes the fees and expenses that may be incurred when you buy, hold, or sell shares of the fund. The following fees and expenses are based on the average net assets during the fund's most recent fiscal year. To the extent that current net assets are less or greater than the average during the most recent fiscal year, total annual operating expenses for the current fiscal year may be higher or lower than the information presented. The fund may invest in a central fund that in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of Commodity Strategy Central Fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement."

C: The Staff would like us to conform this disclosure to the introduction in Form N-1A.

R: We believe that the following disclosure is important to shareholders, particularly in light of events in the financial sector that have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets. Therefore, rather than move the disclosure so that it appears outside of the Fund Summary, we propose to move the disclosure so that it appears after the expense example (rather than in the narrative explanation preceding the fee table) and to modify the disclosure so that it reads as follows:

"The ~~following~~ fees and expenses shown in the fee table are based on the fund's average net assets during the ~~fund's~~ most recent fiscal year. To the extent that the fund's current net assets are less or greater than the average during the most recent fiscal year, total annual operating expenses for the current fiscal year may be higher or lower than ~~the information presented~~ those shown in the fee table."

5. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 20%)
"The following table describes the fees and expenses that may be incurred when you buy, hold, or sell shares of the fund. The following fees and expenses are based on the average net assets during the fund's most recent fiscal year. To the extent that current net assets are less or greater than the average during the most recent fiscal year, total annual operating expenses for the current fiscal year may be higher or lower than the information presented. The fund may invest in a central fund that in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of Commodity Strategy Central Fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement."

C: The Staff requests we disclose this information in a footnote to the Fee Table as opposed to the paragraph preceding the Fee Table.

R: We will remove the disclosure, as requested, and anchor the following footnote to the Management Fee line item of the fee table:

"[x] The fund may invest in Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for each class."

6. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, Fidelity Advisor Capital Development Fund, Fidelity Advisor Diversified Stock Fund, and Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 20%)

Annual class operating expenses (expenses that you pay each year as a % of the value of your investment)

Management fee	[%]
Distribution and/or Service (12b-1) fees	None
Other expenses	[]%
[Acquired fund fees and expenses	%]
Total annual class operating expenses[B]	[]%

C: The Staff requests we remove the reference to "class" in the final row of the Fee Table, so it would read "Total annual operating expenses."

R: We will make the requested change.

7. All funds

"Fund Summary" (prospectuses)

"Portfolio Turnover"

(Sample from Asset Manager 20%)
"The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was [__]% of the average value of its portfolio. The fund's future portfolio turnover rate could be higher or lower."

C: The Staff requests that the underlined disclosure be deleted as it is neither required nor permitted by Form N-1A.

R: We will make the requested change.

8. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Sample from Asset Manager 20%)
"Allocating the fund's assets among three main asset classes: the stock class (equity securities of all types), the bond class (fixed-income securities maturing in more than one year), and the short-term/money market class (fixed-income securities maturing in one year or less)."

C: The Staff requests that we describe in more detail each type of asset class in which the fund will invest. For instance, stock class - equity securities: growth, value, etc. , bond class - derivatives, etc.

R: In the "Principal Investment Strategies" section of "Investment Details," we include additional information related to the asset classes for each fund. Therefore, we have not modified our disclosure.

9. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing in all types of stocks, bonds, and derivatives and forward-settling securities, and making investments that do not fall into the [two/three] main asset classes discussed above."

C: The Staff would like us to identify what types of derivatives the funds use for their investments.

R: The types of derivatives in which the funds may invest are described under "Description of Principal Security Types" in the "Investment Details" section. Therefore, we have not modified the disclosure.

10. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Sample from Asset Manager 20%)
"Investing in Fidelity's central funds (specialized investment vehicles used by Fidelity funds to invest in particular security types or investment disciplines)."

C: The Staff requests the addition of language to the central fund disclosure to reflect that central funds could be structured as sector funds.

R: Disclosure in the "Investment Details" section of the prospectus expands upon the various types of central funds in which the funds may invest, including stock (international, sector-specific), bond (investment-grade, high yield), money market, and central funds that invest in commodity-linked derivative investments. Adding a mention of sector central funds to the disclosure at issue would tend to over-emphasize one type of central fund, when in fact the funds may invest in a variety of types of central funds. Accordingly, we have not modified the disclosure.

11. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

(Sample from Asset Manager 20%)
"Foreign Exposure. Foreign markets, [particularly emerging markets,] can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests the addition of a statement relating to emerging markets under the "Principal Investment Strategies" heading.

R: Though the non-U.S. securities in which the funds invest may include foreign issuers in both developed and emerging markets, these funds currently do not have a principal investment strategy of investing in emerging markets. Accordingly, we have not modified the disclosure.

12. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly."

C: The Staff suggests that the Leverage Risk disclosure should have a corresponding strategy in the "Principal Investment Strategies" section.

R: The funds do not have a principal investment strategy of engaging in transactions that may have a leveraging effect. Instead, the funds are exposed to the risks of leverage as a result of their asset allocation strategy. Specifically, the funds have a principal strategy of allocating assets among different asset classes, including all types of stocks, bonds, and derivatives and forward-settling securities, directly or through central funds. In addition, FMR may use derivatives to manage a fund's asset allocation. Accordingly, we have not added disclosure.

13. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You could lose money by investing in the fund."

C: The Staff notes that this disclosure is not required by Form N-1A and requests that this language be deleted for any funds not advised by or sold through a depository institution.

R: We understand the requirements and are including this disclosure as a principal risk of these funds.

14. All funds

"Fund Summary" (prospectuses)

"Performance"

(Sample from Asset Manager 20%)
"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a combination of market indexes over various periods of time. Past performance is not necessarily an indication of future performance."

C: The Staff would like us to revise this disclosure according to Form N-1A Item 4. The Staff specifically noted that we need to explain the relevance of the index according Item 4 Instruction 2(b).

R: We will revise the disclosure as follows:

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a combination of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Past performance is not necessarily an indication of future performance."

We also note that the respective index descriptions provide further information on the relevance of each index. See also response #17.

15. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, and Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"Performance"

"A The returns shown above are for the class of shares offered through this prospectus."

C: The Staff requests that the returns footnotes be deleted from the Year-by-Year Returns and Average Annual Returns tables, as they are not required by Form N-1A.

R: We will make the requested change.

16. All funds

"Fund Summary" (prospectuses)

"Performance"

(Sample from Asset Manager 20%)
"After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement."

C: The Staff requests that we move this paragraph after the Average Annual Returns table and modify the disclosure in accordance with Item 4(b)(2)(iv).

R: As required, the disclosure appears adjacent to the table. To address the Staff's comment, we will reorder the disclosure as follows:

"After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. ~~Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares.~~ Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares."

17. All funds

"Fund Summary" (prospectuses)

"Performance"

C: The Staff requests index descriptions be removed as they are neither permitted nor required by Form N-1A. However, the Staff also noted that brief descriptions may be included for composite indices.

R: As requested by the Staff, we will remove third-party index descriptions. We will relocate them and add the following sentence after the new sentence added per Response #14 above: "An index shown but not discussed below is described in the Additional Information About the Index[es] section of the prospectus" (which will be a new section in the statutory prospectus). We will continue to include composite index descriptions, but have revised them as follows (using Asset Manager 20% as an example):

"Fidelity Asset Manager 20% Composite Index is a hypothetical combination of unmanaged indices that combines the total returns of the Dow Jones U.S. Total Stock Market Index, the Barclays Capital U.S. Aggregate Bond Index, the MSCI EAFE Index (Europe, Australasia, Far East) and the Barclays Capital U.S. 3-Month Treasury Bill Index, weighted according to the fund's neutral mix. Effective October 2, 2009, the MSCI EAFE Index was added in conjunction with an increase to the fund's target exposure to international equity. Prior to July 1, 2006, the S&P 500 was used for the stock class."

18. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Sample from Asset Manager 20%)
"Fidelity Management & Research Company (FMR) is the fund's manager. Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), and other affiliates of FMR serve as sub-advisers for the fund."

C: The Staff would like us to confirm that "other affiliates of FMR" do not manage a significant portion of a fund's assets.

R: We confirm that "other affiliates of FMR" do not manage a significant portion of a fund's assets.

19. All funds

"Fund Summary" (prospectuses)

"Portfolio Manager(s)"

(Sample from Asset Manager 20%)
"Geoffrey Stein has managed the fund since June 2009."

C: The Staff requests that we identify each manager's title.

R: The disclosure will be modified as follows:

"Geoffrey Stein has served as manager of ~~managed~~ the fund since June 2009."

20. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: Though we consider all disclosure included in this section to be helpful to shareholders, to address the Staff's comments we will make the following disclosure changes (using the Asset Manager 20% Class A, T, B, C prospectus as an example):

"Purchase and Sale of Shares

You may buy or sell Class A, Class T, Class B, and Class C shares of the fund through a retirement account or through an investment professional. ~~Fees in addition to those discussed in this prospectus may also apply.~~ You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A, Class T, Class B, or Class C is its NAV, minus any applicable CDSC. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open. ~~Fidelity normally calculates each class's NAV as of the close of business of the NYSE, normally 4:00 p.m. Eastern time.~~

Initial Purchase Minimum	$2,500
For Fidelity Advisor Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances.

~~Purchase amounts of more than $49,999 will not be accepted for Class B shares.~~"

21. All funds

"Fund Summary" (prospectuses)

"Tax Information"

(Sample from Asset Manager 20%)
"Distributions you receive from the fund are subject to federal income tax as ordinary income, except to the extent designated as capital gains, and may also be subject to state or local taxes, unless you are investing through a tax advantaged retirement account."

C: The Staff would like us to revise and conform with Form N-1A Item 7. The Staff also noted that the underlined portion above is not necessarily true since a distribution could be a return of capital which is not taxed, therefore we are only listing two categories when there are actually three.

R: We will revise the disclosure as follows:

"Distributions you receive from the fund are subject to federal income tax and generally will be taxed as ordinary income or ~~except to the extent designated as~~ capital gains, and may also be subject to state or local taxes, unless you are investing through a tax advantaged retirement account."

22. All funds

"Fund Summary" (prospectuses)

"Tax Information"

(Sample from Asset Manager 20%)
"Distributions you receive from the fund are subject to federal income tax as ordinary income, except to the extent designated as capital gains, and may also be subject to state or local taxes, unless you are investing through a tax advantaged retirement account."

C: The Staff believes that language should be added to reflect that investments made through a tax advantaged retirement account may eventually be taxed.

R: We will add "(in which case you may be taxed later, upon withdrawal of your investment from such account)" at the end of the disclosure proposed in Response #21, above.

23. All funds

"Fund Summary" (prospectuses)

"Payments to Financial Intermediaries"

"Payments to Financial Intermediaries"

C: The Staff requests we modify the heading to include a reference to broker-dealers for any funds which they can be sold through.

R: We believe our heading is comparable to the Staff's suggestion and note that Item 8 allows for modified disclosure if it contains comparable information. We also note that the disclosure following the heading identifies various types of intermediaries through which a particular fund may be sold.

24. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, Fidelity Advisor Capital Development Fund, Fidelity Advisor Diversified Stock Fund, and Fidelity Series Broad Market Opportunities Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 30% - retail)
"[C] Effective May 1, 2008, FMR has voluntarily agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.65%. This arrangement may be discontinued by FMR at any time."

(Sample from Asset Manager 20% - ATBC)
"[A] FMR has voluntarily agreed to reimburse Class A, Class T, Class B, and Class C of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

Class A	Effective Date	Class T	Effective Date	Class B	Effective Date	Class C	Effective Date
0.90%	5/1/08	1.15%	5/1/08	1.65%	5/1/08	1.65%	5/1/08

These arrangements may be discontinued by FMR at any time."

C: The Staff requested removal of the expense cap footnotes from Fee Table and noted the disclosure could be included outside of the Fund Summary section.

R: We believe that this disclosure provides important information to shareholders regarding the fees associated with an investment in the fund. In this regard, we note that even if a fund is not in reimbursement as of the date of the prospectus, a fund could be in reimbursement prior to the next prospectus update. Therefore, rather than move the disclosure so that it appears outside of the Fund Summary, we propose to retain the disclosure where it currently appears.

25. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, Fidelity Advisor Capital Development Fund, and Fidelity Advisor Diversified Stock Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 20% - ATBC)

Shareholder fees (fees paid directly from your investment)
	Class A	Class T	Class B	Class C
Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)A	NoneB	NoneC	5.00%D	1.00%E

A A contingent deferred sales charge may be charged when you sell your shares or if your shares are redeemed because your account falls below the account minimum for any reason, including solely due to declines in net asset value per share.

B Class A purchases of $1 million or more will not be subject to a front-end sales charge but may be subject, upon redemption, to a contingent deferred sales charge that declines over 2 years from 1% to 0%.

C Class T purchases of $1 million or more will not be subject to a front-end sales charge but may be subject, upon redemption, to a contingent deferred sales charge of 0.25% if redeemed less than one year after purchase.

D Declines over 6 years from 5.00% to 0%.

E On Class C shares redeemed less than one year after purchase.

C: The Staff asserts that footnotes A, B, and C are neither required nor permitted. While footnotes D and E are acceptable, they should be combined and relocated. The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: We will reword and collapse certain of the footnotes as follows:

"A A contingent deferred sales charge (CDSC) may be charged when you sell your shares or if your shares are redeemed because your account falls below the account minimum for any reason, including solely due to declines in net asset value per share.

B Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A ~~but~~ purchases may be subject, upon redemption, to a CDSC ~~contingent deferred sales charge~~ that declines over 2 years from 1% to 0%. Such Class T purchases ~~of $1 million or more will not be subject to a front-end sales charge but~~ may be subject, upon redemption, to a CDSC ~~contingent deferred sales charge~~ of 0.25% if redeemed less than one year after purchase.

~~D~~C Declines over 6 years from 5.00% to 0%.

~~E~~D On Class C shares redeemed less than one year after purchase."

We note that footnote A was required to be added per SEC Staff comments a number of years ago (comments received August 6, 2001 on Fidelity Beacon Street Trust (Advisor Tax Managed Stock Fund) Post-Effective Amendment No. 49). In addition, we believe that footnotes B and C (proposed to be consolidated into footnote B) are permitted under Instruction 2(a)(i) to Item 3. Footnotes D and E (proposed footnotes C and D) are concise as currently written, and we believe combining the two would add unnecessary length.

As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

26. Fidelity Series Broad Market Opportunities Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff would like to know if the fund is concentrating in any one industry.

R: The fund does not have a policy to concentrate in a particular industry.

27. Fidelity Advisor Capital Development Fund and Fidelity Advisor Diversified Stock Fund

"Cover" (prospectuses)

(Sample from Advisor Diversified Stock Fund - Class A)
"Fidelity Systematic Investment Plans: Destiny Plans I: N (Destiny Plan), a unit investment trust, invests in shares of Class A of the fund. Details of the Destiny Plan, including the Creation and Sales Charges, are discussed in the prospectus for the Destiny Plan. On September 29, 2006, the President signed into law the Military Personnel Financial Services Protection Act (Act), which, among other things, prohibits the issuance or sale of new periodic payment plans, such as the Destiny Plan, effective October 27, 2006. The Act does not alter, invalidate, or otherwise affect any rights or obligations, including rights of redemption, of existing Planholders."

C: The Staff notes this disclosure is neither required nor permitted by Form N-1A. They request we delete it, unless it is required by the Military Personnel Financial Services Protection Act.

R: As this disclosure is related to the funds' operations, consistent with the Instruction to Item 1(a), we propose to retain it.

28. Fidelity Advisor Diversified Stock Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to discuss the "diversified" strategy of the fund as the name implies.

R: We believe that the fund's name is consistent with its investment objective and investment strategies as presented in both the "Fund Summary" and "Investment Details" sections of the prospectus.

29. Fidelity Advisor Capital Development Fund and Fidelity Advisor Diversified Stock Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in common stocks.

Investing in either "growth" stocks or "value" stocks or both."

C: The Staff requests that language be added to disclose the market capitalization strategy for the funds.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

30. Fidelity Advisor Capital Development Fund and Fidelity Advisor Diversified Stock Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff believes that risk disclosure for small-cap and mid-cap securities should be included under the sub-heading "Principal Investment Risks."

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. In particular, we believe that the risks associated with small-cap and mid-cap issuers are issuer-specific risks and are not necessarily tied to capitalization alone. These risks are disclosed under "Issuer Specific Changes." We believe that our disclosure complies with the requirements of Item 9 of Form N-1A, and thus Item 4 of Form N-1A, and therefore, we have not modified our disclosure.

31. All funds

"Fund Summary" (prospectuses)

"Performance"

(Sample from Advisor Diversified Stock Fund - Class A)

For the periods ended December 31, 2008

Past 1 year

Past 5 years

Life of classA

Fidelity Advisor Diversified Stock Fund
Class A - Return Before Taxes	%	%	%
Return After Taxes on Distributions	%	%	%
Return After Taxes on Distributions and Sale of Fund Shares	%	%	%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)%		%	%

A From April 30, 1999.

C: The Staff requests that the footnote above be removed and the information contained therein be added to the "Life of class" heading, so that it reads "Life of class as of April 30, 1999."

R: We are not inclined to make this change as it would not be workable in multi-class documents where classes have difference commencement dates and/or in documents disclosing index performance with different inception dates.

32. Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the average credit quality and maturity of the debt securities portion of the fund.

R: The fund does not have a principal investment strategy of investing in securities of a particular maturity or credit quality. We believe that the list of summary statements under the sub-heading "Principal Investment Strategies" appropriately identifies the fund's principal investment strategies. Further explanation regarding the fund's strategies is contained in the "Investment Details" section of the prospectus pursuant to Item 9 of Form N-1A.

33. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENTS RECEIVED ON NOVEMBER 17, 2009

FROM CHRISTIAN SANDOE

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Asset Manager 20%
Fidelity Asset Manager 30%
Fidelity Asset Manager 40%
Fidelity Asset Manager 50%
Fidelity Asset Manager 60%
Fidelity Asset Manager 70%
Fidelity Asset Manager 85%
Fidelity Series Broad Market Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 96

FIDELITY DESTINY PORTFOLIOS (File Nos. 002-34099 and 811-01796)

Fidelity Advisor Capital Development Fund
Fidelity Advisor Diversified Stock Fund

POST-EFFECTIVE AMENDMENT NO. 80

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Strategic Real Return Fund

POST-EFFECTIVE AMENDMENT NO. 127

1. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, and Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"In this prospectus, the term "shares" (as it relates to the fund) means Fidelity [Asset Manager __%/Strategic Real Return] shares, the class of shares of the fund offered through this prospectus."

C: The Staff reiterates that this disclosure be deleted as it is neither required nor permitted by Form N-1A.

R: Though we continue to believe that the disclosure is important in light of our fund and class naming conventions and that it is appropriately located before the start of the Item 2 disclosure for each fund, to address the Staff's comment we will move disclosure to the cover page for these funds and reword disclosure to read as follows:

"In this prospectus, the term "shares" (as it relates to [the][a] fund) means the class of shares offered through this prospectus."

2. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 20%)
"The following table describes the fees and expenses that may be incurred when you buy, hold, or sell shares of the fund. The following fees and expenses are based on the average net assets during the fund's most recent fiscal year. To the extent that current net assets are less or greater than the average during the most recent fiscal year, total annual operating expenses for the current fiscal year may be higher or lower than the information presented. The fund may invest in a central fund that in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of Commodity Strategy Central Fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement."

C: The Staff reiterates that this disclosure needs to conform to the introduction in Form N-1A.

R: Though we continue to believe this disclosure provides important information to shareholders about the fees associated with an investment in the fund, we will remove the disclosure from the Fund Summary section to address the Staff's comment.

3. All funds

"Fund Summary" (prospectuses)

"Performance"

C: The Staff reiterates that brief descriptions may be included for composite indices, but notes that the composite index description in response #17 is still too long.

R: To address the Staff's comment, we will relocate all index descriptions and will change the sentence proposed in original response #17 to read as follows: "[The index] [Index] description[s] appear[s] in the Additional Information About the Index[es] section of the prospectus." In addition, we will change the lead-in text for funds that compare performance to a composite index (using Asset Managers as an example) so that the relevant sentence reads as follows: "The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite ~~combination~~ of market indexes over various periods of time."

4. All funds

"Fund Summary" (prospectuses)

"Payments to Financial Intermediaries"

"Payments to Financial Intermediaries"

C: The Staff reiterates their request to modify the heading to include a reference to broker-dealers for any funds which they can be sold through.

R: Though we continue to believe our disclosure is comparable and would prefer to use consistent headings in all of our prospectuses, we will revise the language to read, "Payments to Broker-Dealers and Other Financial Intermediaries" for funds that mention broker-dealers in the disclosure that follows the heading.

5. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, Fidelity Advisor Capital Development Fund, Fidelity Advisor Diversified Stock Fund, and Fidelity Series Broad Market Opportunities Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 30% - retail)
"[C] Effective May 1, 2008, FMR has voluntarily agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.65%. This arrangement may be discontinued by FMR at any time."

(Sample from Asset Manager 20% - ATBC)
"[A] FMR has voluntarily agreed to reimburse Class A, Class T, Class B, and Class C of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

Class A	Effective Date	Class T	Effective Date	Class B	Effective Date	Class C	Effective Date
0.90%	5/1/08	1.15%	5/1/08	1.65%	5/1/08	1.65%	5/1/08

These arrangements may be discontinued by FMR at any time."

C: The Staff reiterates their request for removal of the expense cap footnotes from Fee Table and noted the disclosure could be included outside of the Fund Summary section.

R: Though we continue to believe this disclosure conveys important information to shareholders about the fees associated with an investment in the fund, we will move the disclosure relating to voluntary expense caps to the Fund Management section of the statutory prospectus.

6. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%, Fidelity Advisor Capital Development Fund, and Fidelity Advisor Diversified Stock Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Asset Manager 20% - ATBC)

Shareholder fees (fees paid directly from your investment)
	Class A	Class T	Class B	Class C
Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)A	NoneB	NoneC	5.00%D	1.00%E

A A contingent deferred sales charge may be charged when you sell your shares or if your shares are redeemed because your account falls below the account minimum for any reason, including solely due to declines in net asset value per share.

B Class A purchases of $1 million or more will not be subject to a front-end sales charge but may be subject, upon redemption, to a contingent deferred sales charge that declines over 2 years from 1% to 0%.

C Class T purchases of $1 million or more will not be subject to a front-end sales charge but may be subject, upon redemption, to a contingent deferred sales charge of 0.25% if redeemed less than one year after purchase.

D Declines over 6 years from 5.00% to 0%.

E On Class C shares redeemed less than one year after purchase.

C: The Staff reiterates that footnote A is neither required nor permitted.

R: Having received confirmation that the Staff has changed its position on footnote A, we will remove it to comply with the Staff's current position.